GlyEco, Inc.
4802 East Ray Rd., Suite 23-196
Phoenix, AZ 85044

January 18, 2012

VIA EDGAR CORRESPONDENCE
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn:           Pamela Long – Assistant Director

Re:          GlyEco, Inc.
Current Report on Form 8-K
Filed November 28, 2011
File No.: 000-30396

Dear Ms. Long:

On behalf of GlyEco, Inc., a Nevada corporation (the “Company”), below please find the Company’s responses to the  Staff’s comment letter, dated December 23, 2011 (the “Staff Letter”), regarding the above-captioned matter. For your ease of reference, we have duplicated your enumerated comments.

Please be advised that today the Company filed Amendment No. 1 to the Form 8-K in response to the Staff Letter.

Please do not hesitate to contact me at (866) 960-1539 or johnlorenz@glyeco.com if you have any questions regarding this matter. We look forward to your feedback regarding this response letter and the Company’s amended Form 8-K.

Very truly yours,

/s/ John Lorenz
CEO & Chairman of the Board
GlyEco, Inc.

CC: Sourlis Law Firm

Our Current Business Strategy, page 7

1.
We note that you process waste at the West Virginia Facility without a formal written agreement but under the same terms as the original West Virginia Agreement.  Please disclose here and in the risk factor on page 29 whether you are able to conduct your operations without the arrangement and the impact to your business if the arrangement was terminated.

RESPONSE:

We have amended the disclosure in the Form 8-K/A to comply with this comment.

2.
Please clarify what your role versus the facility owner’s role is at the West Virginia Facility.  In the first paragraph, you say both that you process glycol and also that the facility owner will process glycol sourced by you to agreed upon specifications.

RESPONSE:

We have amended the disclosure to clarify the Company’s role versus the facility owner’s role at West Virginia Facility.

Glycol Regulation and Recycling, page 9

3.
Please revise the last paragraph to clarify what you mean by “strong” versus” moderate” and “weak” regulations in the different countries.  Please also elaborate on the impact of regulation of waste glycol on the recycling industry.  It is not clear whether you are suggesting that stronger regulations create more or less favorable conditions for glycol recyclers to operate their business.

RESPONSE:

We have amended the disclosure in the Form 8-K/A to comply with this comment.

Our Product Specifications, page 11

4.	Please revise to identify your research sources in the second bulleted paragraph. RESPONSE: We have amended the disclosure in the Form 8-K/A to comply with this comment.

Seven Year Price History of Petroleum Products, page 13

5.
Please revise your discussion about this chart to clearly indicate the significance of the shaded prices in the chart.  Please also explain in the text accompanying the chart what the nature of the correlation is. Some of the information in the chart suggests an inverse relationship, while other information does not.

RESPONSE:

We have amended the disclosure in the Form 8-K/A to comply with this comment.  We did not intend to include shaded prices in the chart in the 8-K, thus we have removed such shading from the amended 8-K.

Our Competitive Positioning – Accessing Waste Glycol, page 14

6.
Please revise the first paragraph to clarify whether your 14.5 million net gallon estimate by Year 5 is an annual figure (i.e., you will produce 14.5 million annually, rather than simple reaching the 14.5 million net gallon figure by year 5).

RESPONSE:

We have amended the disclosure in the Form 8-K/A to comply with this comment.

Competitive Analysis, page 16

7.
Please revise your discussion on page 16 to expand your discussion of your existing competitors.  In this regard, we note your disclosure in the second paragraph on page 9 regarding the participants in the glycol recycling industry.  Please refer to Item 101(h)(4)(iv) of Regulation S-K.

RESPONSE:

We have amended the disclosure in the Form 8-K/A to comply with this comment.  This section is meant to provide a competitive analysis of the Type I, commercial volume market, not the glycol recycling market as a whole.  The full discussion of the glycol recycling market is covered in the second paragraph of the Glycol Regulations and Recycling section on page 9.

Governmental and Environmental Regulations, page 16

8.
Please revise your disclosure to state the effect of existing state or county regulations on your business as well as the impact on your business to the extent that any of your third-party transporters fail to obtain the necessary permits.  Please also revise your disclosure to include the laws and regulations discussed in the fourth risk factor on page 30.  Also, stat the costs and effects of compliance with environmental laws.  See Items 101(h)(4)(ix) and Item 101(h)(4)(xi) of Regulation S-K.

RESPONSE:

We have amended the disclosure in the Form 8-K/A to comply with this comment.

Executive Compensation, page 17

9.
Please note that $100,000 is not a threshold amount that triggers executive compensation for smaller reporting companies who have elected to use the scaled disclosure requirements of Item 402(l) of Regulation S-K.  Please revise your disclosure in the first sentence to state that your table includes compensation of your named executive officers and other individuals as required under Item 402(m)(2) of Regulation S-K.

RESPONSE:

We have amended the disclosure in the Form 8-K/A to comply with this comment.

Summary Compensation Table, page 18

10.
Please clarify whether the amount of consulting fees in the table represent amounts earned by Mr. Lorenz during 2009 and 2010.  Please revise your disclosure to clearly indicate the relationship between the amount of consulting fees presented in the table and the amounts paid to and owed to Barcid Investment Group, which is owned by Mr. Lorenz, as disclosed in the text following the table.

RESPONSE:

We have amended the disclosure in the Form 8-K/A to comply with this comment.

11.
Please tell us whether Barcid Investment Group or Mr. Lorenz has a consulting agreement with you that covers Mr. Lorenz’s services to you.  If so, please revise your disclosure to state the material terms of the contract.  Please see Item 402(o)(1) of Regulation S-K.  Please also file any such agreement as an exhibit to your Form 8-K.  See Item 2.01(f) of Item 8-K and Item 601(b)(10) of Regulation S-K.

RESPONSE:

We have amended the disclosure in the Form 8-K/A to comply with this comment.     Neither Barcid, nor Mr. Lorenz have a formal written consulting agreement with the Company.

Convertible Securities, Page 24

12.
Please file the convertible note and the forbearance agreement and amendments thereto as exhibits to your Form 8-K.  See Item 601(b)(4) of Regulation S-K.

RESPONSE:

We have filed the convertible note and the forbearance agreement and amendments thereto as exhibits to the Form 8-K/A.

Management’s Discussion and Analysis of Financial Condition… page 35

Liquidity and Capital Resources, page 42

13.
Please revise this section to disclose the terms of the convertible note and the related forbearance agreement and, if material, any demand on your liquidity the note represents.  See Item 303(a)(1) of Regulation S-K.

RESPONSE:

We have amended the disclosure in the Form 8-K/A to comply with this comment.

Involvement in Certain Legal Proceedings, page 55

14.
Please not that Item 401(f) of Regulation S-K requires disclosure for ten years, not five years.  Please revise your disclosure in this section accordingly.

RESPONSE:

We have amended the disclosure in the Form 8-K/A to comply with this comment.

Exhibit 99.1

Note 9 – Related Party Transactions, page 13

15.
We note that you sold the operating assets of WEBA, including certain additive formula used as a principal value increment in your product sales during 2009 and your disclosure on page 41 of the 8-K which indicates that overall revenue was significantly impacted due to the disposition of your subsidiary.  Please refer to ASC Topic 205-20-50 and tell us what consideration you gave to reporting discontinued operations.  Also, please explain how you accounted for the sale of these assets.

RESPONSE:

We have reclassified certain accounts and amended the disclosures in the Form 8-K/A to comply with this comment.  Please see the Explanatory Note in the Form 8-K/A which we have duplicated below:

EXPLANATORY NOTE

GlyEco, Inc., a Nevada corporation (the “Company”) is filing this Form 8-K/A Amendment No. 1 in response to a comment letter, dated December 23, 2011, received by the Company from the Securities and Exchange Commission (the “Commission”) in connection with the Company’s Form 8-K filed with the Commission on November 28, 2011.

Part of this Amendment No. 1 to Form 8-K/A is being submitted to reclassify certain items on the consolidated statements of operations and the consolidated statements of cash flows for Global Recycling Technologies, Ltd. (“Global Recycling”) for the year ended December 31, 2009.

Additional disclosures are being provided in the accompanying financial statements regarding the $22,739 charge to earnings as a loss from discontinued operations in accordance with ASC Topic 205-20-50.  The $22,739 is being reclassified as a result of WEBA’s (a wholly-owned subsidiary of Global Recycling) operating income and expenses (net) for the year ended December 31, 2009.

As a result of WEBA’s assets being sold on December 31, 2009, a loss on the disposal of assets of $2,000,000 is being reclassified from a fair value adjustment to the loss on the disposal of assets.

None of reclassifications or disclosures resulted in any changes to the previously reported net loss for the years ended December 31, 2010 and 2009 of $925,196 and $2,863,571, respectively.

Global Recycling Technologies, Ltd.
Restated Consolidated Statements of Operations
For the year ended December 31, 2009

		Restatements
	As filed	(1)	Restated

Net Sales	$1,647,159	$(1,521,293)	$125,866
Cost of goods sold	1,406,787	(1,093,295)	313,492
Gross profit (loss)	240,371	(427,999)	(187,628)

Operating expenses
Executive consulting compensation	699,480	(343,815)	355,665
Professional fees	119,997	(455)	119,542
General and administrative	181,044	(106,467)	74,577
Impairment charge	2,000,000	(2,000,000)	-
Total operating expenses	3,000,521	(2,450,737)	549,784

Loss from operations	(2,760,150)	2,021,829	(737,411)

Other income and expenses
Interest income	2,725	-	2,725
Interest expense	(106,147)	-	(106,147)
Loss from discontinued operations	-	(21,829)	(21,829)
Loss from disposal of assets	-	(2,000,000)	(2,000,000)
Total other income and expenses	(103,421)	(2,021,829)	(2,125,250)

Loss before provision for income taxes	(2,863,571)	-	(2,863,571)

Provision for income taxes	-	-	-

Net loss	$(2,863,571)	$-	$(2,863,571)

Primary and fully diluted loss per share	$(0.41)	$-	$(0.41)

(1) - to reflect the disposal of the WEBA assets and related discontinued operations effective as of December 31, 2009

Global Recycling Technologies, Ltd.
Restated Consolidated Statements of Cash Flows
For the year ended December 31, 2009

		Restatements
	As filed	(1)	Restated

Net cash flow from operating activities
Net loss	$(2,863,571)	$-	$(2,863,571)
Adjustments to reconcile net loss to net cash used by
used in operating activities
Bad debt expense	(714)	-	(714)
Loss from discontinued operations	-	21,829	21,829
Loss from disposal of assets	-	2,000,000	2,000,000
Loss on impairment of long lived assets	2,000,000	(2,000,000)	-
(Increase) decrease in accounts receivable	30,081	-	30,081
Increase (decrease) in accounts payable	(26,811)	-	(26,811)
Increase (decrease) in related party payable	128,154	(21,829)	106,325
Increase (decrease) in accrued interest	105,673	-	105,673
Net cash used by operating activities	(627,188)	-	(627,188)

Cash flows from investing activities
Net payments on disposal of assets	-	-	-
Net cash used in financing activities	-	-	-

Cash flows from financing activities
Proceeds from the sale of common stock	12,387	-	12,387
Net cash provided by operating activities	12,387	-	12,387

Net decrease in cash	(614,801)	-	(614,801)

Cash at the beginning of the year	700,975	-	700,975

Cash at end of year	$86,174	$-	$86,174

(1) - to reflect the disposal of the WEBA assets and related discontinued operations effective as of December 31, 2009

CERTIFICATION

I, John Lorenz, the President, Chief Executive Officer and Chairman of GlyEco, Inc., a Nevada corporation (the “Company”), hereby acknowledges the following regarding the Company’s periodic and current reports filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (collectively, the “Filings”):

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this January 18, 2012.

GLYECO, INC.

By: /s/ John Lorenz
Name: John Lorenz
Title: President, Chief Executive Officer and Chairman
(Principal Executive Officer)